

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Anastasios Arima
Chief Executive Officer and Managing Director
IperionX Limited
129 W Trade Street
Suite 1405
Charlotte, NC 28202

> **Re:** **IperionX Limited**
> **Registration Statement on Form 20-F**
> **Exhibit No. 4.2**
> **Filed March 29, 2022**
> **File No. 001-41338**

Dear Mr. Arima:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance